    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 12, 1998


                                             1933 ACT REGISTRATION NO. 333-43107

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                        PRE-EFFECTIVE AMENDMENT NO. 1 TO


                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                  LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE
                               SEPARATE ACCOUNT R

                           (EXACT NAME OF REGISTRANT)

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                              (NAME OF DEPOSITOR)

              1300 South Clinton Street, Fort Wayne, Indiana 46802

              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code

                                 (219) 455-2000

      Jack D. Hunter, Esquire                  COPY TO:
The Lincoln National Life Insurance   George N. Gingold, Esquire
              Company                  900 Cottage Grove Road,
       200 East Berry Street                    S-321
           P.O. Box 1110               Hartford, CT 06152-2321
     Fort Wayne, Indiana 46802
   (NAME AND ADDRESS OF AGENT FOR
              SERVICE)

  INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

                       DECLARATION PURSUANT TO RULE 24F-2

    An indefinite amount of securities is being registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                        FEES AND CHARGES REPRESENTATION

    Lincoln Life represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                INDEMNIFICATION

        (a) Brief description of indemnification provisions.

           In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (LNL) provides that LNL will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNL, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNL. Certain additional conditions apply to indemnification in criminal proceedings.

           In particular, separate conditions govern indemnification of directors, officers, and employees of LNL in connection with suits by, or in the right of, LNL.

           Please refer to Article VII of the By-Laws of LNL (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

        (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement comprises the following papers and document:

       The facing sheet;
       A cross-reference sheet (reconciliation and tie);
       The prospectus, consisting of __ pages;
       The undertaking to file reports;
       The fees and charges representation;
       Statements regarding indemnification;
       The signatures.

                           INCORPORATION BY REFERENCE

    Registrant hereby incorporates by reference the entire filing of this Registration Statement made on December 23, 1997 except for the facing (cover) page which precedes this page and the signature page which follows it.

                                   SIGNATURES



    As required by the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Fort Wayne and State of Indiana on the 12th day of January 1998.



                                          LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE
                                          LIFE ACCOUNT R (Name of Registrant)



                                          By:          /s/ JON A. BOSCIA

                                             -----------------------------------

                                                        Jon A. Boscia


                                                          PRESIDENT


                                             THE LINCOLN NATIONAL LIFE INSURANCE


                                                           COMPANY



                                          By:      THE LINCOLN NATIONAL LIFE


                                                      INSURANCE COMPANY
                                                     (NAME OF DEPOSITOR)



                                          By:          /s/ JON A. BOSCIA

                                             -----------------------------------

                                                        Jon A. Boscia
                                                          PRESIDENT



    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on January 12, 1998, by the following persons, as officers and directors of the Depositor, in the capacities indicated:



                   SIGNATURE                                                   TITLE
------------------------------------------------  ---------------------------------------------------------------

               /s/ JON A. BOSCIA
     --------------------------------------       President, Chief Executive Officer & Director (Principal
                 Jon A. Boscia                     Executive Officer)

               /s/ JACK D. HUNTER
     --------------------------------------       Executive Vice President, General Counsel and Director
                 Jack D. Hunter

            /s/ LAWRENCE T. ROWLAND
     --------------------------------------       Executive Vice President and Director
              Lawrence T. Rowland

               /s/ KEITH J. RYAN
     --------------------------------------       Vice President, Chief Financial Officer and Assistant Treasurer
                 Keith J. Ryan                     (Principal Accounting Officer and Principal Financial Officer)

     --------------------------------------       Director
                 Ian M. Rolland

             /s/ H. THOMAS MCMEEKIN
     --------------------------------------       Director
               H. Thomas McMeekin

             /s/ RICHARD C. VAUGHAN
     --------------------------------------       Director
               Richard C. Vaughan